EXHIBIT 23.1

Consent of Independent Auditors

The Board of Directors
Silicon Valley Bancshares:

        We consent to incorporation by reference in the registration statement on Form S-3 of Silicon Valley Bancshares of our report dated January 16, 2003, relating to the consolidated balance sheets of Silicon Valley Bancshares and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 10-K of Silicon Valley Bancshares, incorporated by reference herein, and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP
San Francisco, California September 29, 2003